

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3720

September 22, 2017

Gregory H. Trepp
President and Chief Executive Officer
Hamilton Beach Brands Holding Company
4421 Waterfront Drive
Glen Allen, VA 23060

> **Re:** **Hamilton Beach Brands Holding Company**
> **Amendment No. 2 to Registration Statement on Form S-1**
> **Filed September 18, 2017**
> **File No. 333-220066**

Dear Mr. Trepp:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Liquidity and Capital Resources of Hamilton Beach Holding – Before and After the Spin-off, page 59

1. Please discuss how you intend to fund the $35 million dividend payable prior to the spin-off.

Unaudited Condensed Consolidated Balance Sheets, page X-1

2. We note that you expect Hamilton Beach Brands to declare and pay a $35 million dividend in September 2017, prior to the spin-off. Please revise to present this dividend together with a distribution accrual in a pro forma column alongside your most recent historical balance sheet.

You may contact Joseph M. Kempf, Senior Staff Accountant, at (202) 551-3352 or Robert S. Littlepage, Accountant Branch Chief, at (202) 551-3361 if you have questions regarding comments on the financial statements and related matters. Please contact Joshua Shainess, Attorney-Adviser, at (202) 551-7951, Kathleen Krebs, Special Counsel, at (202) 551-3350, or me at (202) 551-3810 with any other questions.

Sincerely,

/s/ Kathleen Krebs, for

Larry Spirgel
Assistant Director
AD Office 11 – Telecommunications